October 20, 2009
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0506

RE:	Registration Statement for Pacific Fusion (File Number 333-160999) funded by Separate Account A (File Number 811-08946) of Pacific Life Insurance Company, Request for Acceleration
Dear Sir or Madam:
Pursuant to Rule 461 under the Securities Act of 1933, we hereby request on behalf of Pacific Life Insurance Company and Pacific Select Distributors, Inc. (collectively “Registrants”), acceleration of the effective date of the above referenced Registration Statement to October 22, 2009, or as soon thereafter as practicable.
Registrants acknowledge that the Commission staff has not passed upon the accuracy or adequacy of the above-referenced filings. Registrants further acknowledge that: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, SEPARATE ACCOUNT A OF PACIFIC LIFE INSURANCE COMPANY
By:	/s/ BRANDON J. CAGE
Brandon J. Cage
Assistant Vice-President, Insurance Counsel

PACIFIC SELECT DISTRIBUTORS, INC.
By:	/s/ ADRIAN S. GRIGGS
Adrian S. Griggs
Senior Vice President & Chief Financial Officer